Filed pursuant to Rule to 424(b)(2)

Registration Statement No. 333-198735

The Goldman Sachs Group, Inc. $11,800,000 Fixed Coupon Index-Linked Notes due 2016

The notes will pay a fixed coupon of $4.584 for each $1,000 face amount on each monthly coupon payment date (the 20th of each month, commencing on April 20, 2015 and ending on the stated maturity date).  The stated maturity date is June 20, 2016. The amount, if any, that you will be paid on your notes on the stated maturity date, in addition to the final coupon, is based on the performance of the lesser performing of the Russell 2000® Index and the MSCI EAFE Index.  The lesser performing index will be the index with the lowest index return.  The index return for each index is the percentage increase or decrease in the final index level on the determination date (June 14, 2016) from its initial index level.  If the index return for both indices is greater than or equal to -15.00% (the final index level of both indices is greater than or equal to 85.00% of their respective initial index levels), you will receive the face amount of your notes.  If the index return for either index is less than -15.00% (the final index level of either index is less than 85.00% of its respective initial index level), the percentage of the face amount of your notes that you receive will be based on the performance of the lesser performing index, as described below.  In such event, you will receive less than the face amount of your notes and could potentially lose your entire investment.  At maturity, in no event will you receive more than the face amount of your notes plus the final coupon.

At maturity, in addition to the final coupon, for each $1,000 face amount of your notes you will receive an amount in cash equal to:

•                  if the index return of both indices is greater than or equal to -15.00%, $1,000; or

•                  if the index return of either index is less than -15.00%, the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.1765 times (b) the sum of the lesser performing index return plus 15.00% times (c) $1,000.

Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page PS-8.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) was equal to approximately $992 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise equals approximately $995 per $1,000 face amount, which exceeds the estimated value of your notes as determined by reference to these models.  The amount of the excess will decline on a straight line basis over the period from the trade date through September 18, 2015.

Original issue date:	March 24, 2015	Original issue price:	100.00% of the face amount
Underwriting discount:	0.10% of the face amount	Net proceeds to the issuer:	99.90% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement No. 3632 dated March 18, 2015.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc.  This prospectus includes this pricing supplement and the accompanying documents listed below.  This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•                  General terms supplement dated September 26, 2014

•                  Prospectus supplement dated September 15, 2014

•                  Prospectus dated September 15, 2014

The information in this pricing supplement supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, in each case relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., and references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated September 26, 2014, of The Goldman Sachs Group, Inc. This pricing supplement supersedes any conflicting provisions of the accompanying general terms supplement.

This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-13 of the accompanying general terms supplement. This pricing supplement supersedes any conflicting provisions of the accompanying general terms supplement.

Key Terms

Issuer:	The Goldman Sachs Group, Inc.

Underliers:

the Russell 2000® Index (Bloomberg symbol, “RTY Index”), as published by the Russell Investment Group (“Russell”); the MSCI EAFE Index (Bloomberg symbol, “MXEA Index”), as maintained by MSCI Inc. (“MSCI”). The MSCI EAFE Index is a price return index and, therefore, the paragraph under “The Underliers — MSCI Indices – Calculation Methodology for the MSCI Indices – Daily Total Return Methodology” on page S-46 of the accompanying general terms supplement does not apply to the underlier.

Specified currency:	U.S. dollars (“$”)

Face amount:

each note will have a face amount of $1,000; $11,800,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount:

the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-10 of this pricing supplement.

Supplemental discussion of U.S. federal income tax consequences:

you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as an income-bearing pre-paid derivative contract in respect of the underliers, as described under “Supplemental Discussion of Federal Income Tax Consequences” herein. Pursuant to this approach, it is the opinion of

Sidley Austin LLP that it is likely that any coupon payment will be taxed as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes. If you are a United States alien holder of the notes, we intend to withhold on coupon payments made to you at a 30% rate or at a lower rate specified by an applicable income tax treaty. In addition, upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time (excluding amounts attributable to any coupon payment) and your tax basis in your notes

Cash settlement amount (on the stated maturity date):

for each $1,000 face amount of your notes, in addition to the final coupon, we will pay you on the stated maturity date an amount in cash equal to:

•     if the final underlier level of the lesser performing underlier is greater than or equal to the buffer level, $1,000; or

•     if the final underlier level of the lesser performing underlier is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the lesser performing underlier return plus the buffer amount

Initial underlier level:	1,252.141 with respect to the Russell 2000® Index and 1,845.08 with respect to the MSCI EAFE Index

Final underlier level:

with respect to each underlier, the closing level of such underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes —Consequences of a Market Disruption Event or a Non-Trading Day — Notes Linked to the Lesser Performing of Two or More Underliers” on page S-19 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying general terms supplement

Underlier return:	with respect to each underlier, the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Lesser performing underlier return:	the lesser of the underlier return of the Russell 2000® Index and the underlier return of the MSCI EAFE Index

Lesser performing underlier:	the underlier with the lesser performing underlier return

Coupon:	on each coupon payment date, for each $1,000 face amount of your notes we will pay you an amount in cash equal to $4.584

Coupon payment dates:

the 20th of each month, commencing on April 20, 2015 and ending on the stated maturity date, subject to adjustment as described under “Specific Terms of Your Notes —Coupon Payments —Coupon Payment Dates” on page S-22 of the accompanying general terms supplement

Regular record dates:	the scheduled business day immediately preceding the day on which payment is to be made (as such payment date may be adjusted)

Buffer level:	85.00% of the initial underlier level of the lesser performing underlier

Buffer amount:	15.00%

Buffer rate:	the quotient of the initial underlier level of the lesser performing underlier divided by the buffer level, which equals approximately 117.65%

Trade date:	March 18, 2015

Original issue date (settlement date):	March 24, 2015

Determination date:

June 14, 2016, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date — Notes Linked to the Lesser Performing of Two or More Underliers” on page S-14 of the accompanying general terms supplement

Stated maturity date:	June 20, 2016, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-13 of the accompanying general terms supplement

No listing:	the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption:	the offered notes will not be subject to redemption right or price dependent redemption right

Closing level:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-27 of the accompanying general terms supplement

Business day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-27 of the accompanying general terms supplement

Trading day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-27 of the accompanying general terms supplement

Calculation agent:	Goldman, Sachs & Co.

CUSIP no.:	38147QXL5

ISIN no.:	US38147QXL57

Use of proceeds and hedging:	as described under “Use of Proceeds” and “Hedging” on page PS-13 of this pricing supplement

ERISA:	as described under “Employee Retirement Income Security Act” on page PS-21 of this pricing supplement

FDIC:	the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table is provided for purposes of illustration only.  It should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels of the lesser performing underlier on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels of the lesser performing underlier that are entirely hypothetical; no one can predict what the underlier level of either underlier will be on any day throughout the life of your notes, and no one can predict what the final underlier level of the lesser performing underlier will be on the determination date. The underliers have been highly volatile in the past — meaning that the underlier levels have changed considerably in relatively short periods — and their performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underliers and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) was  less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Were Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Was Less Than the Original Issue Price Of Your Notes” on page PS-8 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Buffer level	85.00% of the initial underlier level of the lesser performing underlier
Buffer rate	approximately 117.65%
Buffer amount	15.00%
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
No change in or affecting any of the underlier stocks or the method by which either underlier sponsor calculates the applicable underlier The effect of the coupons have been excluded
Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of either underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the underliers shown elsewhere in this pricing supplement.  For information about the historical levels of each underlier during recent periods, see “The Underliers — Historical Closing Levels of the Underliers” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of each underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels of the lesser performing underlier and are expressed as percentages of the initial underlier level of the lesser performing underlier.  The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level of the lesser performing underlier

(expressed as a percentage of the initial underlier level of the lesser performing underlier), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent).  Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level of the lesser performing underlier (expressed as a percentage of the initial underlier level of the lesser performing underlier) and the assumptions noted above.

Hypothetical Final Underlier Level of the Lesser Performing Underlier (as Percentage of Initial Underlier Level of the Lesser Performing Underlier)	Hypothetical Cash Settlement Amount at Maturity (as Percentage of Face Amount) *
175.000%	100.000%
150.000%	100.000%
125.000%	100.000%
110.000%	100.000%
100.000%	100.000%
96.000%	100.000%
92.000%	100.000%
88.000%	100.000%
85.000%	100.000%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%
*Does not include the final coupon

If, for example, the final underlier level of the lesser performing underlier were determined to be 25.000% of the initial underlier level of the lesser performing underlier, the cash settlement amount that we would deliver on your notes at maturity would be approximately 29.412% of the face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 70.588% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).  In addition, if the final underlier level of the lesser performing underlier were determined to be 175.000% of the initial underlier level of the lesser performing underlier, the cash settlement amount that we would deliver on your notes at maturity would be limited to 100.000% of each $1,000 face amount of your notes.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level of the lesser performing underlier over the initial underlier level of the lesser performing underlier.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level of the lesser performing underlier or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the final underlier level of the lesser performing underlier and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final underlier levels determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus dated September 15, 2014, in the accompanying prospectus supplement dated September 15, 2014 and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement.  You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, and the accompanying general terms supplement, dated September 26, 2014, of The Goldman Sachs Group, Inc.  Your notes are a riskier investment than ordinary debt securities.  Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underliers to which your notes are linked.  You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Were Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Was Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models.  As agreed by Goldman, Sachs & Co. and the distribution participants, the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth on the cover.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of each underlier, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program —  How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes on the stated maturity date, if any, will be based on the performances of the Russell 2000® Index and the MSCI EAFE Index as measured from the respective initial underlier level to the respective closing level on the determination date. If the final underlier level of the lesser performing underlier is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the buffer rate times the sum of the lesser performing underlier return plus the buffer amount times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Coupon Payments on Your Notes Will Be Limited

The notes will pay a fixed coupon on each coupon payment date.  The fixed coupon is not based on the performance of the underliers in any way and will not increase even if the levels of both underliers rise beyond its initial underlier level.  Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underliers.

The Cash Settlement Amount Will Be Based Solely on the Lesser Performing Underlier

The cash settlement amount will be based on the lesser performing underlier without regard to the performance of the other underlier. As a result, you could lose all or some of your initial investment if the lesser performing underlier return is negative, even if there is an increase in the level of the other underlier.  This could be the case even if the other underlier increased by an amount greater than the decrease in the lesser performing underlier.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks.  Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights with respect to the underlier stocks.  Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date.  A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•                  the levels of the underliers;

•                  the volatility — i.e., the frequency and magnitude of changes — in the levels of the underliers;

•                  the dividend rates of the stocks underlying the underliers;

•                  economic, financial, legislative regulatory, political, military and other events that affect the stock markets generally and the stocks underlying the underliers, and which may affect the levels of the underliers;

•                  interest rates and yield rates in the market;

•                  the time remaining until your notes mature; and

•                  our creditworthiness, whether actual or perceived, including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market-making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future performance of the underliers based on their historical performances. The actual performance of the underliers over the life of the offered notes and the cash settlement amount paid on the stated maturity date may bear little or no relation to the historical closing levels of the underliers or to the hypothetical examples shown elsewhere in this pricing supplement.

If the Levels of the Underliers Change, the Market Value of Your Notes May Not Change in the Same Manner

The price of your notes may move differently than the performance of the underliers. Changes in the levels of the underliers may not result in a comparable change in the market value of your notes.  This is because each coupon is fixed and the cash settlement amount at maturity will not exceed $1,000 per $1,000 face amount of notes, even if the final underlier level of the lesser performing underlier exceeds the initial underlier level of the lesser performing underlier. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above.

An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities

You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets whose stocks comprise the MSCI EAFE Index may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Your Investment in the Notes Will Be Subject to Foreign Currency Exchange Rate Risk

Because the MSCI EAFE Index is a U.S. dollar denominated index whose underlying stock prices are converted by the underlier sponsor into U.S. dollars for purposes of calculating the value of the MSCI EAFE Index, investors in the notes will be exposed to currency exchange rate risk with respect to each of the currencies represented in the MSCI EAFE Index which are converted in such manner.  An investor’s net exposure will depend on the extent to which the currencies represented in the MSCI EAFE Index strengthen or weaken against the U.S. dollar and the relative weight of each relevant currency represented in the overall MSCI EAFE Index.  If, taking into account such weighting, the U.S. dollar strengthens against the component currencies, the value of the MSCI EAFE Index may be adversely affected and the amount payable at maturity of the notes may be reduced.

It has been reported that the U.K. Financial Conduct Authority and regulators from other countries are in the process of investigating the potential manipulation of published currency exchange rates.  If such manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been.  Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes.  In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations.  Any such changes or reforms could also adversely impact your notes.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes.  Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes.  This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.  We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences – United States Holders – Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page PS-17 below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.  Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

USE OF PROCEEDS

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”.

HEDGING

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into or expect to enter into hedging transactions involving purchases of futures and other instruments linked to the underliers on or before the trade date.  In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and unwind those we have entered into in connection with the offered notes and perhaps in connection with other underlier-linked notes we issue, some of which may have returns linked to the underliers or the underlier stocks.  Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•                                          expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the underliers or some or all of the underlier stocks,

•                                          may take or dispose of positions in the securities of the underlier stock issuers themselves,

•                                          may take or dispose of positions in listed or over-the-counter options or other instruments based on underliers designed to track the performance of the stock exchanges or other components of the equity markets, and/or

•                                          may take short positions in the underlier stocks or other securities of the kind described above— i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the underliers or the underlier stocks. We expect these steps to involve sales of instruments linked to the underliers on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of the underlier stocks, or listed or over-the-counter options, futures or other instruments linked to the underliers, some or all of the underlier stocks or indices designed to track the performance designed to track the performance of the U.S., European, Asian or other stock exchanges or other components of the U.S., European, Asian or other equity markets or other components of such markets.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity.  See “Additional Risk Factors Specific to Your Notes” above for a discussion of these adverse effects.

THE UNDERLIERS

The Russell 2000® Index

The Russell 2000® Index is an index calculated, published and disseminated by Russell Investment Group (“Russell”), and measures the composite price performance of stocks of 2,000 companies incorporated in the U.S., its territories and certain “benefit-driven incorporation countries.”

As of March 3, 2015, the 2,000 companies included in the Russell 2000® Index were divided into nine Russell Global Sectors. The Russell Global Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses):Consumer Discretionary (14.54%), Consumer Staples (2.89%), Financial Services (24.80%), Health Care (15.47%), Materials & Processing (6.62%), Other Energy (3.17%), Producer Durables (13.17%), Technology (14.88%), and Utilities (4.45%). (Sector designations are determined by the underlier sponsor using criteria it has selected or developed.  Index sponsors may use very different standards for determining sector designations.  In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ.  As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

The above information supplements the description of the Russell 2000® Index found in the accompanying general terms supplement. This information was derived from information prepared by the underlier sponsor, however, the percentages we have listed above are approximate and may not match the information available on the underlier sponsor’s website due to subsequent corporation actions or other activity relating to a particular stock.  For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “Russell 2000® Index” on page S-55 of the accompanying general terms supplement.

The Russell 2000® Index is a trademark of Russell Investment Group (“Russell”) and has been licensed for use by The Goldman Sachs Group, Inc.. The securities are not sponsored, endorsed, sold or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the securities.

MSCI EAFE Index

The MSCI EAFE Index is a stock index calculated, published and disseminated daily by MSCI Inc., which we refer to as “MSCI”, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

MSCI EAFE Index

Index Stock Weighting by Country

as of March 5, 2015

Country:	Percentage (%)*
Australia	7.39%
Austria	0.20%
Belgium	1.34%
Denmark	1.56%
Finland	0.88%
France	9.78%
Germany	9.32%
Hong Kong	3.09%
Ireland	0.35%
Israel	0.54%
Italy	2.32%
Japan	21.74%
Netherlands	2.76%
New Zealand	0.15%
Norway	0.66%
Portugal	0.15%
Singapore	1.44%
Spain	3.45%
Sweden	3.15%

Switzerland	9.07%
United Kingdom	20.67%

*Information provided by MSCI. Percentages may not sum to 100% due to rounding.

MSCI EAFE Index

Index Stock Weighting by Sector

as of March 5, 2015

Sector**	Percentage (%)*
Consumer Discretionary	13.05%
Consumer Staples	11.35%
Energy	5.37%
Financials	25.67%
Health Care	11.11%
Industrials	12.65%
Information Technology	4.79%
Materials	7.60%
Telecommunication Services	4.78%
Utilities	3.63%

*Information provided by MSCI.  Percentages may not sum to 100% due to rounding.

**Sector designations are determined by the underlier sponsor using criteria it has selected or developed.  Index sponsors may use very different standards for determining sector designations.  In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ.  As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

The above information supplements the description of the MSCI EAFE Index found in the accompanying general terms supplement.  For more details about the MSCI EAFE Index, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — MSCI Indices” on page S-42 of the accompanying general terms supplement.

The MSCI indices are the exclusive property of MSCI Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and are licensed for use for certain purposes by The Goldman Sachs Group, Inc. and its affiliates. These securities, based on such index, have not been passed on by MSCI as to their legality or suitability, and are not issued, sponsored, endorsed, sold or promoted by MSCI, and MSCI bears no liability with respect to any such securities. No purchaser, seller or holder of the securities, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the securities without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI. The general terms supplement contains a more detailed description of the limited relationship MSCI has with The Goldman Sachs Group, Inc. and any related securities.

Historical Closing Levels of the Underliers

The closing levels of the underliers have fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of either underlier during the period shown below is not an indication that such underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical closing levels of an underlier as an indication of the future performance of an underlier.  Neither we nor any of our affiliates make any representation to you as to the performance of the underliers.  The actual performance of the underliers over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical levels shown below.

The graphs below show the daily historical closing levels of each underlier from March 18, 2005 through March 18, 2015.  We obtained the levels in the graphs below from Bloomberg Financial Services, without independent verification.  Although the official closing levels of the Russell 2000® Index are published to six decimal places by the index sponsor, Bloomberg Financial Services reports the levels of the Russell 2000® Index to fewer decimal places.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin LLP, counsel to The Goldman Sachs Group, Inc.  In addition, it is the opinion of Sidley Austin LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•          a dealer in securities or currencies;

•          a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•          a bank;

•          a life insurance company;

•          a regulated investment company;

•          a tax exempt organization;

•          a partnership;

•          a person that owns a note as a hedge or that is hedged against interest rate risks;

•          a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•          a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

•          a citizen or resident of the United States;

•          a domestic corporation;

•          an estate whose income is subject to U.S. federal income tax regardless of its source; or

•          a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment. You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes for all tax purposes as income-bearing pre-paid derivative contracts in respect of the underliers. Except as otherwise stated below, the discussion below assumes that the notes will be so treated.

Coupon payments that you receive should be included in ordinary income at the time you receive the payment or when the payment accrues, in accordance with your regular method of accounting for U.S. federal income tax purposes.

Upon the sale, exchange or maturity of your notes, you should recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or maturity (excluding any amounts attributable to accrued and unpaid coupon payments, which will be taxable as described above) and your tax basis in your notes. Your tax basis in your notes will generally be equal to the amount that you paid for the notes.  Such capital gain or loss should generally be short-term capital gain or loss if you hold the notes for one year or less, and should be long-term capital gain or loss if you hold the notes for more than one year. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments.  There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments.

Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule.  This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the applicable original issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment debt instruments apply, any income you recognize upon the sale, exchange or maturity of your notes would be treated as ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

If the rules governing contingent payment debt instruments apply, special rules would apply to persons who purchase a note at other than the adjusted issue price as determined for tax purposes.

It is possible that the Internal Revenue Service could assert that your notes should generally be characterized as described above, except that (1) the gain you recognize upon the sale, exchange or maturity of your notes should be treated as ordinary income or (2) you should not include the coupon payments in income as you receive them but instead you should reduce your basis in your notes by the amount of coupon payments that you receive. It is also possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above.

It is also possible that the Internal Revenue Service could seek to characterize your notes as  notional principal contracts.  It is also possible that the coupon payments would not be treated as either ordinary income or interest for U.S. federal income tax purposes, but instead would be treated in some other manner.

You should consult your tax advisor as to possible alternative characterizations of your notes for U.S. federal income tax purposes.

Possible Change in Law

In 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

In addition, on December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the offered notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments.  Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued.  You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

United States Alien Holders

This section applies to you only if you are a United States alien holder.  You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•          a nonresident alien individual;

•          a foreign corporation; or

•          an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

Because the U.S. federal income tax treatment (including the applicability of withholding) of the coupon payments on the notes is uncertain, in the absence of further guidance, we intend to withhold on the coupon payments made to you at a 30% rate or at a lower rate specified by an applicable income tax treaty under an “other income” or similar provision. We will not make payments of any additional amounts. To claim a reduced treaty rate for withholding, you generally must provide a valid Internal Revenue Service Form W-8BEN, Internal Revenue Service Form W-8BEN-E, or an acceptable substitute form upon which you certify, under penalty of perjury, your status as a United States alien holder and your entitlement to the lower treaty rate. Payments will be made to you at a reduced treaty rate of withholding only if such reduced treaty rate would apply to any possible characterization of the payments (including, for example, if the coupon payments were characterized as contract fees). Withholding also may not apply to coupon payments made to you if: (i) the coupon payments are “effectively connected” with your conduct of a trade or business in the United States and are includable in your gross income for U.S. federal income tax purposes, (ii) the coupon payments are attributable to a permanent establishment that you maintain in the United States, if required by an applicable tax treaty, and (iii) you comply with the requisite certification requirements (generally, by providing an Internal Revenue Service Form W-8ECI). If you are eligible for a reduced rate of United States withholding tax, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.

“Effectively connected” payments includable in your United States gross income are generally taxed at rates applicable to United States citizens, resident aliens, and domestic corporations; if you are a corporate United States alien holder, “effectively connected” payments may be subject to an additional “branch profits tax” under certain circumstances.

You will also be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation – Taxation of Debt Securities – United States Alien Holders” in the accompanying prospectus.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their tax advisors in this regard.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to final Treasury regulations, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes (including payment at maturity) made before January 1, 2017.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests.  Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are:  transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement.

We will deliver the notes against payment therefor in New York, New York on March 24, 2015, which is the fourth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in four business days (T + 4), to specify alternative settlement arrangements to prevent a failed settlement.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $20,000.  For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 15, 2014, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 15, 2014.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

		$11,800,000 The Goldman Sachs Group, Inc. Fixed Coupon Index-Linked Notes due 2016 Goldman, Sachs & Co.
Pricing Supplement
	Page
Summary Information	PS-2
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-8
Use of Proceeds	PS-13
Hedging	PS-13
The Underliers	PS-14
Supplemental Discussion of Federal Income Tax Consequences	PS-17
Employee Retirement Income Security Act	PS-21
Supplemental Plan of Distribution	PS-22
Validity of the Notes	PS-23

General Terms Supplement dated September 26, 2014

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-13
The Underliers	S-33
S&P 500® Index	S-37
MSCI Indices	S-42
Hang Seng China Enterprises Index	S-50
Russell 2000® Index	S-55
FTSE® 100 Index	S-62
EURO STOXX 50® Index	S-67
TOPIX	S-73
The Dow Jones Industrial AverageSM	S-78
The iShares® MSCI Emerging Markets ETF	S-81

Prospectus Supplement dated September 15, 2014

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-19
United States Taxation	S-22
Employee Retirement Income Security Act	S-23
Supplemental Plan of Distribution	S-24
Validity of the Notes	S-26

Prospectus dated September 15, 2014

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	39
Description of Purchase Contracts We May Offer	56
Description of Units We May Offer	61
Description of Preferred Stock We May Offer	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	75
Legal Ownership and Book-Entry Issuance	80
Considerations Relating to Floating Rate Securities	85
Considerations Relating to Indexed Securities	87
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	88
United States Taxation	91
Plan of Distribution	114
Conflicts of Interest	117
Employee Retirement Income Security Act	118
Validity of the Securities	119
Experts	119
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	120
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	120